

Flatland, LLC

FINANCIAL STATEMENT–SELF CERTIFICATION

I, Nicholas Klimas, certify that:

(1) the financial statements of Flatland LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Flatland LLC included in this Form reflects accurately the information reported on the tax return for Flatland LLC filed for the fiscal year ended December 2018.

Nicholas Klimas

Owner – Flatland, LLC

flatland3d

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	310.15
TOTAL BUS CHK (7988)	0.00
Total Bank Accounts	**$310.15**
Other Current Assets	
Employee Cash Advances	0.00
Inventory Asset	26,298.83
Uncategorized Asset	0.00
Total Other Current Assets	**$26,298.83**
Total Current Assets	**$26,608.98**
Fixed Assets	
Accumulated depreciation	0.00
Fixed Asset Computers/printers	0.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$26,608.98**

flatland3d

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	697.98
Total Accounts Payable	**$697.98**
Credit Cards	
C. SILVA (3137)	0.00
N. KLIMAS (1296)	0.00
S. SILVA (1424)	48,669.38
Total Credit Cards	**$48,669.38**
Other Current Liabilities	
MI Sales Tax Payable	19.96
Pay Pal Loan	6,019.00
Sales Tax Payable	0.00
Total Other Current Liabilities	**$6,038.96**
Total Current Liabilities	**$55,406.32**
Long-Term Liabilities	
Business Line of Credit	25,232.50
Intuit Line of Credit	12,648.49
Total Long-Term Liabilities	**$37,880.99**
Total Liabilities	**$93,287.31**
Equity	
Opening Balance Equity	24,220.31
Partner Distributions	0.00
Nick Distributions	0.00
Steve Distributions	0.00
Total Partner Distributions	**0.00**
Retained Earnings	70,713.96
Net Income	-161,612.60
Total Equity	**$ -66,678.33**
TOTAL LIABILITIES AND EQUITY	**$26,608.98**

flatland3d

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
PayPal Income	6,583.11
Refunds-Allowances	49.79
Sales	236,591.82
Sales of Product Income	15,562.81
Total Income	**$258,787.53**
Cost of Goods Sold	
Cost of Goods Sold	127,434.85
Cost of labor - COS	3,330.00
Freight & delivery - COS	1,205.28
Purchases - COS	17,517.95
Supplies & Materials - COGS	8,801.62
Total Cost of Goods Sold	**$158,289.70**
GROSS PROFIT	**$100,497.83**
Expenses	
Advertising	2,152.45
Bank Charges	8,460.16
Development & Reseach	4,559.43
Fuel	439.13
Interest Expense	9,519.96
Legal & Professional Fees	950.00
Meals and Entertainment	76.68
Nicholas - Guarantee payment	11,558.00
Office Expenses	7,684.16
Postage	10,807.35
Shipping and delivery expense	10,621.53
Software license	267.00
Steve - Guarantee payment	71,963.27
Supplies	2,240.36
Taxes & Licenses	126.46
Travel	582.01
Uncategorized Expense	47,959.80
Utilities	1,524.51
Total Expenses	**$191,492.26**
NET OPERATING INCOME	**$ -90,994.43**
NET INCOME	**$ -90,994.43**

Flatland, LLC
Statement of changes in equity for the year ended   31st December 2019

	Share capital	Retained earnings	Revaluation Surplus	Total equity
	USD	USD	USD	USD
Balance at 1 January 2019				0
Changes in accounting policy				0
Restated balance	0	0	0	0
Changes in equity for the year 2019				
Issue of share capital				0
Dividends				0
Income for the year				0
Revaluation gain				0
Balance at 31 December 2019	0	0	0	0
Changes in equity for 2020				
Issue of share capital				0
Dividends				0
Income for the year				0
Revaluation gain				0
Balance at 31 December 2019	0	0	0	0

flatland3d

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-161,612.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory Asset	149,061.58
Uncategorized Asset	0.00
Accumulated depreciation	-7,217.00
Accounts Payable	697.98
S. SILVA (1424)	22,948.12
MI Sales Tax Payable	6.11
Pay Pal Loan	-27,836.76
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**137,660.03**
Net cash provided by operating activities	**$ -23,952.57**
INVESTING ACTIVITIES	
Fixed Asset Computers/printers	8,937.00
Net cash provided by investing activities	**$8,937.00**
FINANCING ACTIVITIES	
Business Line of Credit	-10.77
Intuit Line of Credit	12,648.49
Partner Distributions:Nick Distributions	0.00
Partner Distributions:Steve Distributions	0.00
Retained Earnings	-1,720.00
Net cash provided by financing activities	**$10,917.72**
NET CASH INCREASE FOR PERIOD	**$ -4,097.85**
Cash at beginning of period	4,408.00
CASH AT END OF PERIOD	**$310.15**

flatland3d

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	1,504.84
TOTAL BUS CHK (7988)	2,903.16
Total Bank Accounts	**$4,408.00**
Other Current Assets	
Employee Cash Advances	0.00
Inventory Asset	175,360.41
Uncategorized Asset	0.00
Total Other Current Assets	**$175,360.41**
Total Current Assets	**$179,768.41**
Fixed Assets	
Accumulated depreciation	-7,217.00
Fixed Asset Computers/printers	8,937.00
Total Fixed Assets	**$1,720.00**
TOTAL ASSETS	**$181,488.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
C. SILVA (3137)	0.00
N. KLIMAS (1296)	0.00
S. SILVA (1424)	25,721.26
Total Credit Cards	**$25,721.26**
Other Current Liabilities	
MI Sales Tax Payable	13.85
Pay Pal Loan	33,855.76
Sales Tax Payable	0.00
Total Other Current Liabilities	**$33,869.61**
Total Current Liabilities	**$59,590.87**
Long-Term Liabilities	
Business Line of Credit	25,243.27
Intuit Line of Credit	0.00
Total Long-Term Liabilities	**$25,243.27**
Total Liabilities	**$84,834.14**
Equity	
Opening Balance Equity	24,220.31
Partner Distributions	0.00
Retained Earnings	93,778.25
Net Income	-21,344.29
Total Equity	**$96,654.27**
TOTAL LIABILITIES AND EQUITY	**$181,488.41**

flatland3d

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
PayPal Income	8,674.97
Refunds-Allowances	-192.92
Sales	193,032.67
Sales of Product Income	24,129.70
Total Income	**$225,644.42**
Cost of Goods Sold	
Cost of Goods Sold	27,086.76
Freight & delivery - COS	1,481.63
Purchases - COS	25,952.83
Supplies & Materials - COGS	32,381.05
Total Cost of Goods Sold	**$86,902.27**
GROSS PROFIT	**$138,742.15**
Expenses	
Advertising	6,963.83
Bank Charges	8,869.92
depreciation	1,147.00
Development & Reseach	5,714.37
Dues & Subscriptions	2.00
Fuel	207.47
Interest Expense	7,119.96
Legal & Professional Fees	3,485.90
Loan Fees	6,876.00
Meals and Entertainment	110.70
Nicholas - Guarantee payment	12,466.77
Office Expenses	3,910.27
Other General and Admin Expenses	0.00
Sales Tax Expense	366.88
Shipping and delivery expense	27,506.11
Steve - Guarantee payment	75,219.91
Subcontractors	207.25
Supplies	69.71
Taxes & Licenses	58.05
Tools	192.69
Travel	379.20
Travel Meals	226.31
Uncategorized Expense	0.00
Utilities	0.00
Total Expenses	**$161,100.30**
NET OPERATING INCOME	**$ -22,358.15**
Other Income	
Other Ordinary Income	1,013.86
Total Other Income	**$1,013.86**
Other Expenses	
Miscellaneous	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$1,013.86**
NET INCOME	**$ -21,344.29**

Flatland, LLC
Statement of changes in equity for the year ended   **31st December 2018**

	Share capital	Retained earnings	Revaluation Surplus	Total equity
	USD	USD	USD	USD
Balance at 1 January 2018				0
Changes in accounting policy				0
Restated balance	0	0	0	0
Changes in equity for the year 2018				
Issue of share capital				0
Dividends				0
Income for the year				0
Revaluation gain				0
Balance at 31 December 2018	0	0	0	0
Changes in equity for 2019				
Issue of share capital				0
Dividends				0
Income for the year				0
Revaluation gain				0
Balance at 31 December 2018	0	0	0	0

flatland3d

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-21,344.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory Asset	-175,360.41
Uncategorized Asset	0.00
Accumulated depreciation	1,147.00
S. SILVA (1424)	15,063.12
MI Sales Tax Payable	-35.37
Pay Pal Loan	7,344.62
Sales Tax Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-151,841.04**
Net cash provided by operating activities	**$ -173,185.33**
INVESTING ACTIVITIES	
Fixed Asset Computers/printers	0.00
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Business Line of Credit	21.01
Intuit Line of Credit	0.00
Partner Distributions	20,512.06
Retained Earnings	130,854.57
Net cash provided by financing activities	**$151,387.64**
NET CASH INCREASE FOR PERIOD	**$ -21,797.69**
Cash at beginning of period	26,205.69
CASH AT END OF PERIOD	**$4,408.00**